EXHIBIT 99.1

FIRSTSERVICE CORPORATION

INTERIM FINANCIAL STATEMENTS

Second Quarter
September 30, 2006

FIRSTSERVICE CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS
(Unaudited)
(in thousands of US Dollars, except per share amounts) - in accordance with generally accepted accounting principles in the United States

	Three months ended September 30		Six months ended September 30
	2006	2005	2006	2005
Revenues	$338,681	$272,320	$664,185	$523,536

Cost of revenues	217,084	172,591	422,231	328,519
Selling, general and administrative expenses	89,528	71,050	172,618	136,995
Depreciation	3,867	2,925	7,551	5,879
Amortization of intangibles other than brokerage backlog	1,253	835	2,411	1,652
Amortization of brokerage backlog	2,076	489	4,150	1,158
Operating earnings	24,873	24,430	55,224	49,333
Interest expense, net	2,571	2,749	5,307	5,992
Other income, net (note 6)	(228)	(513)	(2,383)	(1,187)
Earnings before income taxes and minority interest	22,530	22,194	52,300	44,528
Income taxes	7,479	7,352	17,708	14,388
Earnings before minority interest	15,051	14,842	34,592	30,140
Minority interest share of earnings	3,078	3,614	8,486	7,948
Net earnings from continuing operations	11,973	11,228	26,106	22,192
Net earnings from discontinued operations, net of income tax (note 4)	-	2,564	-	2,720
Net earnings before cumulative effect of change in accounting principle	11,973	13,792	26,106	24,912
Cumulative effect of change in accounting principle, net of income tax (note 10)	-	-	(1,353)	-
Net earnings	$11,973	$13,792	$24,753	$24,912

Net earnings (loss) per share (note 9)
Basic
Continuing operations	$0.40	$0.37	$0.87	$0.73
Discontinued operations	-	0.09	-	0.09
Cumulative effect of change in accounting principle	-	-	(0.04)	-
	$0.40	$0.46	$0.83	$0.82

Diluted
Continuing operations	$0.38	$0.35	$0.81	$0.69
Discontinued operations	-	0.09	-	0.09
Cumulative effect of change in accounting principle	-	-	(0.04)	-
	$0.38	$0.44	$0.77	$0.78

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION CONDENSED CONSOLIDATED BALANCE SHEETS (in thousands of US Dollars) - in accordance with generally accepted accounting principles in the United States

	September 30, 2006	March 31, 2006
	(unaudited)
Assets
Current assets
Cash and cash equivalents	$116,946	$167,938
Accounts receivable, net of allowance of $8,866 (March 31, 2006 - $7,482)	155,311	128,276
Mortgage loans receivable	16,688	6,874
Income taxes recoverable	5,271	6,665
Inventories	34,377	27,267
Prepaids and other assets	14,544	12,858
Deferred income taxes	5,411	5,531
	348,548	355,409

Other receivables	7,526	8,311
Fixed assets	53,795	48,733
Other assets	29,487	26,908
Deferred income taxes	4,228	4,381
Intangible assets	82,872	70,775
Goodwill	239,095	196,487
	417,003	355,595
	$765,551	$711,004

Liabilities and shareholders’ equity
Current liabilities
Accounts payable	$45,939	$41,790
Accrued liabilities	133,035	108,085
Income taxes payable	8,132	5,726
Unearned revenues	6,172	5,349
Long-term debt - current (note 7)	20,907	18,646
Deferred income taxes	4,754	5,112
	218,939	184,708

Long-term debt - non-current (note 7)	215,800	230,040
Deferred income taxes	33,863	30,041
Minority interest	40,015	28,463
	289,678	288,544

Shareholders’ equity
Capital stock	76,161	75,687
Contributed surplus	3,007	2,163
Receivables pursuant to share purchase plan	(1,635)	(1,635)
Retained earnings	178,305	160,392
Cumulative other comprehensive earnings	1,096	1,145
	256,934	237,752
	$765,551	$711,004

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(Unaudited)
(in thousands of US Dollars, except share information) - in accordance with generally accepted accounting principles in the United States

	Issued and outstanding shares	Capital stock	Contributed surplus	Receivables pursuant to share purchase plan	Retained earnings	Cumulative other comprehensive earnings	Total shareholders’ equity
Balance, March 31, 2005	30,192,788	$73,542	$805	$(2,148)	$103,011	$10,661	$185,871

Comprehensive earnings:
Net earnings	-	-	-	-	24,912	-	24,912
Foreign currency translation adjustments	-	-	-	-	-	4,344	4,344
Comprehensive earnings							29,256

Subordinate Voting Shares:
Stock option expense	-	-	562	-	-	-	562
Stock options exercised	104,900	670	-	-	-	-	670
Balance, September 30, 2005	30,297,688	$74,212	$1,367	$(2,148)	$127,923	$15,005	$216,359

Balance, March 31, 2006	30,055,788	$75,687	$2,163	$(1,635)	$160,392	$1,145	$237,752

Comprehensive earnings:
Net earnings	-	-	-	-	24,753	-	24,753
Foreign currency translation adjustments	-	-	-	-	-	(7)	(7)
Unrealized loss on available-for-sale equity securities, net of tax	-	-	-	-	-	(42)	(42)
Comprehensive earnings							24,704
Subordinate Voting Shares:
Stock option expense	-	-	844	-	-	-	844
Stock options exercised	142,000	1,423	-	-	-	-	1,423
Purchased for cancellation	(317,200)	(949)	-	-	(6,840)	-	(7,789)
Balance, September 30, 2006	29,880,588	$76,161	$3,007	$(1,635)	$178,305	$1,096	$256,934

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited) (in thousands of US Dollars) - in accordance with generally accepted accounting principles in the United States

	Three months ended September 30		Six months ended September 30
	2006	2005	2006	2005
Cash provided by (used in)

Operating activities
Net earnings from continuing operations	$11,973	$11,228	$26,106	$22,192
Items not affecting cash:
Depreciation and amortization	7,196	4,249	14,112	8,689
Deferred income taxes	(532)	(1,140)	(3,334)	(1,786)
Minority interest share of earnings	3,078	3,614	8,486	7,948
Other	1,841	200	983	7
Changes in non-cash working capital:
Accounts receivable	259	(4,715)	(22,412)	(13,859)
Mortgage loans receivable	(6,611)	-	(9,814)	-
Inventories	(3,654)	(1,932)	(6,808)	(2,602)
Prepaids and other assets	(1,640)	(1,114)	915	(1,237)
Payables and accruals	19,923	10,280	15,432	13,257
Unearned revenues	(5,779)	(1,025)	822	352
Discontinued operations	-	(2,144)	-	802
Net cash provided by operating activities	26,054	17,501	24,488	33,763
Investing activities
Acquisitions of businesses, net of cash acquired (note 3)	(4,676)	(1,068)	(38,697)	(4,278)
Purchases of minority shareholders’ interests, net (note 5)	(427)	(301)	(2,289)	(1,183)
Purchases of fixed assets	(4,290)	(4,604)	(10,753)	(10,073)
(Increases) decreases in other assets	(3,602)	319	(4,476)	(1,166)
Decreases (increases) in other receivables	653	(871)	1,476	(690)
Proceeds on sale of equity securities	-	-	1,651	-
Discontinued operations	-	(3,728)	-	(4,916)
Net cash used in investing activities	(12,342)	(10,253)	(53,088)	(22,306)

Financing activities
Increase (decrease) in long-term debt, net	26	(1,649)	(14,965)	27,540
Issuances (repurchases) of Subordinate Voting Shares, net	581	531	(6,366)	670
Financing fees paid	-	(20)	-	(1,154)
Dividends paid to minority shareholders of subsidiaries	(620)	(124)	(1,336)	(866)
Discontinued operations	-	2,032	-	1,084
Net cash (used in) provided by financing activities	(13)	770	(22,667)	27,274
Effect of exchange rate changes on cash	524	3,672	275	3,448

Increase (decrease) in cash and cash equivalents	14,223	11,690	(50,992)	42,179

Cash and cash equivalents, beginning of period	102,723	67,947	167,938	37,458

Cash and cash equivalents, end of period	$116,946	$79,637	$116,946	$79,637

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2006
(Unaudited)
(in thousands of US Dollars, except per share amounts)

1.
DESCRIPTION OF THE BUSINESS - FirstService Corporation (the “Company”) is a provider of property services to commercial, residential and institutional customers in the United States, Canada and several other countries. The Company’s operations are conducted through four segments: Commercial Real Estate Services, Residential Property Management, Property Improvement Services and Integrated Security Services. The Company completed the disposal of its Business Services segment in March 2006 (see note 4).

2.
SUMMARY OF PRESENTATION - These condensed consolidated financial statements have been prepared by the Company in accordance with the disclosure requirements for the presentation of interim financial information pursuant to applicable Canadian securities law. Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principles (“GAAP”) in the United States have been condensed or omitted in accordance with such disclosure requirements, although the Company believes that the disclosures are adequate to make the information not misleading. These interim financial statements should be read in conjunction with the consolidated financial statements for the year ended March 31, 2006.

These interim financial statements follow the same accounting policies as the most recent annual financial statements, except for Statement of Financial Accounting Standards (“SFAS”) No. 123 (revised 2004), Share Based Payment (“SFAS 123R”), which was adopted as of April 1, 2006 (see note 10). In the opinion of management, the condensed consolidated financial statements contain all adjustments necessary to present fairly the financial position of the Company as at September 30, 2006 and the results of operations and its cash flows for the three and six month periods ended September 30, 2006. All such adjustments are of a normal recurring nature. The results of operations for the six month period ended September 30, 2006 are not necessarily indicative of the results to be expected for the year ending March 31, 2007.

3.
ACQUISITIONS - During the six month period, the Company made two acquisitions in Commercial Real Estate Services, four acquisitions in Residential Property Management, and three acquisitions in Property Improvement Services for aggregate cash consideration of $37,708 which was allocated as follows: intangible assets $20,544; minority interest $2,996; net tangible assets $1,476 and goodwill $18,684. The purchase price allocations are preliminary and are expected to be finalized by March 31, 2007 as assessments of the fair values of intangible assets acquired are completed. In the prior year period, acquisitions were made for cash consideration of $2,505.

Certain vendors, at the time of acquisition, are entitled to receive contingent consideration if the acquired businesses achieve specified earnings levels during the two- to four-year periods following the dates of acquisition. Such contingent consideration is issued at the expiration of the contingency period. As at September 30, 2006, there was contingent consideration outstanding of up to $9,000 ($8,600 as at March 31, 2006). The contingencies will expire during the period extending to January 2009. In certain circumstances, vendors are entitled to receive interest on contingent consideration issued to them, which interest is calculated from the acquisition date to the payment date at interest rates ranging from 5% to 7%. The contingent consideration will be recorded when the contingencies are resolved and the consideration is issued or becomes issuable, at which time the Company will record the fair value of the consideration issued or issuable, including interest, as additional costs of the acquired businesses. There was $989 of contingent consideration issued during the six months ended September 30, 2006 (2005 - $1,772) which was allocated to goodwill.

The goodwill recognized during the six months ended September 30, 2006 is not expected to be deductible for income tax purposes.

4.	DISPOSITION - On March 17, 2006, the Company sold its 88.3% interest in Resolve Corporation, its Business Services segment, to a subsidiary of Resolve Business Outsourcing Income Fund.

The disposed business is reported as discontinued operations. The operating results of the discontinued operations are as follows:

Operating results	Three months ended September 30, 2005	Six months ended September 30, 2005
Revenues	$43,851	$80,532
Earnings from discontinued operation before income tax	4,300	4,363
Provision for income tax	1,736	1,643
Net earnings from discontinued operations	$2,564	$2,720

Net earnings per share from discontinued operations:
Basic	$0.09	$0.09
Diluted	$0.09	$0.09

5.
PURCHASES OF MINORITY SHAREHOLDERS’ INTERESTS, NET - During the six months ended September 30, 2006, the Company completed purchases of shares for cash consideration of $4,715 and note consideration of $258 (six months ended September 30, 2005 - cash consideration of $1,375). The purchase prices for the 2006 transactions were allocated as follows: minority interest $264; goodwill $4,709. The purchase price allocations are preliminary and are expected to be finalized by March 31, 2007 as assessments of the fair values of intangible assets acquired are completed. Also during the six month period ended September 30, 2006, the Company sold shares in one subsidiary for cash proceeds of $2,426, which was allocated as follows: dilution gain $1,327; minority interest $1,099. In the prior year period, the Company sold shares in one subsidiary for cash proceeds of $191.

6.	OTHER INCOME - Other income is comprised of the following:

	Three months ended September 30		Six months ended September 30
	2006	2005	2006	2005
Earnings from equity investments	$1,364	$328	$2,097	$812
Dilution (loss) gain on sale of subsidiary shares	(1,148)	-	1,327	115
Net gain (loss) on sale of equity securities	12	-	(1,041)	-
Gain on foreign exchange contracts	-	185	-	260
	$228	$513	$2,383	$1,187

7.
LONG-TERM DEBT - The Company has an amended and restated credit agreement with a syndicate of banks to provide a $110,000 committed senior revolving credit facility with a three year term ending April 1, 2008. The Revolving credit facility bears interest at 1.00% to 2.25% over floating reference rates, depending on certain leverage ratios.

On June 29, 2006, the Company made a $14,286 scheduled principal repayment on its 8.06% Senior Notes.

The revolving credit facility and the Company’s three outstanding issues of Senior Notes rank equally in terms of seniority. The Company has granted the lenders and Note-holders various security including the following: an interest in all of the assets of the Company including the Company’s share of its subsidiaries, an assignment of material contracts and an assignment of the Company’s “call rights” with respect to shares of the subsidiaries held by minority partners.

The covenants and other limitations within the amended and restated credit agreement and the Senior Note agreements are substantially the same. The covenants require the Company to maintain certain ratios including financial leverage, fixed charge coverage, interest coverage and net worth. The Company is limited from undertaking certain mergers, acquisitions and dispositions without prior approval.

8.
FINANCIAL INSTRUMENTS - As at September 30, 2006, the Company had interest rate swaps to convert $16,688 of fixed-rate mortgage loans receivable to floating rates in its mortgage origination and placement operations. As of September 30, 2006, the fair value of these swaps was $(3,724) (March 31, 2006 - $57).

The interest rate swaps are being accounted for as fair value hedges in accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. The swaps are carried at fair value on the balance sheet, with gains or losses recognized in earnings. The carrying value of the hedged asset is adjusted for changes in fair value attributable to the hedged interest rate risk; the associated gain or loss is recognized concurrently in earnings. During the six months ended September 30, 2006, the hedge was considered highly effective, and the net impact on earnings was nil. The fair value of the swaps is determined based on the present value of the estimated future net cash flows using implied rates in the applicable yield curve as of the valuation date.

9.	EARNINGS PER SHARE - The following table reconciles the numerators used to calculate diluted earnings per share:

	Three months ended September 30		Six months ended September 30
	2006	2005	2006	2005
Net earnings from continuing operations	$11,973	$11,228	$26,106	$22,192
Dilution of net earnings resulting from assumed exercise of stock options in subsidiaries	(425)	(270)	(1,302)	(701)
Net earnings from continuing operations for diluted earnings per share calculation purposes	$11,548	$10,958	$24,804	$21,491

Net earnings	$11,973	$13,792	$24,753	$24,912
Dilution of net earnings resulting from assumed exercise of stock options in subsidiaries	(425)	(270)	(1,302)	(701)
Net earnings for diluted earnings per share calculation purposes	$11,548	$13,522	$23,451	$24,211

The following table reconciles the denominators used to calculate earnings per share:

(in thousands)	Three months ended September 30		Six months ended September 30
	2006	2005	2006	2005
Basic shares	29,840	30,256	29,927	30,230
Assumed exercise of Company stock options	421	767	446	729
Diluted shares	30,261	31,023	30,373	30,959

10.
STOCK-BASED COMPENSATION - From April 1, 2003 until March 31, 2006, the Company recognized stock option compensation expense in the statements of earnings using the fair value method of accounting for stock-based compensation under SFAS No. 123, Accounting for Stock-Based Compensation as amended by SFAS No. 148.

On April 1, 2006, the Company adopted SFAS 123R using the modified prospective approach. Upon the adoption of SFAS 123R, the Company changed its approach to accounting for stock options issued by subsidiaries of the Company to subsidiary employees, where the employees have the ability to elect to receive cash payments upon exercise. Previously, these options were recorded as liabilities at their intrinsic value. Under SFAS 123R, these options are classified as liability-classed awards with the fair value of the option, as determined using generally accepted stock option valuation methods, recorded as liabilities. Also upon the adoption of SFAS 123R, the Company changed its method of measuring and recognizing compensation expense on share-based awards from recognizing forfeitures as incurred to estimating forfeitures at the date of grant. The aggregate cumulative effect of change in accounting principle, net of income taxes of nil, was $1,353.

Company stock option plan
The Company has a stock option plan for certain officers and key full-time employees of the Company and its subsidiaries, other than its CEO. Options are granted at the market price for the underlying shares on the date of grant. Each option vests over a four-year term, expires five years from the date granted and allows for the purchase of one Subordinate Voting Share. All Subordinate Voting Shares issued are new shares. As at September 30, 2006, there were 795,000 options available for future grants (March 31, 2006 - nil).

The Company’s stock option plan is equity-classed. There were 5,000 stock options granted during the six months ended September 30, 2006 (2005 - 50,000). Stock option activity for the six months ended September 30, 2006 was as follows:

	Number of options	Weighted average \exercise price	Weighted average remaining contractual life (years)	Aggregate intrinsic value
Shares issuable under options - Beginning of period	1,716,350	$13.74
Granted	5,000	23.88
Exercised	(142,000)	10.02
Forfeited	-	-
Expired	-	-
Shares issuable under options - End of period	1,579,350	$14.45	2.90	$14,794
Options exercisable - End of period	774,975	$11.74	1.87	$9,359

The amount of compensation expense recorded in the statement of earnings for the three months ended September 30, 2006 was $466 (2005 - $283) and for the six months ended September 30, 2006 was $881 (2005 - $562). As of September 30, 2006, there was $2,287 of unrecognized compensation cost related to non-vested awards which is expected to be recognized over the next 3.75 years. During the six month period ended September 30, 2006, the fair value of options vested was $85 (2005 - $59).

Subsidiary stock option plans
The Company has stock option plans at certain of its subsidiaries. The related stock option compensation expense recorded in the statement of earnings during the three months ended September 30, 2006 was $23 (2005 - $133) and for the six month period ended September 30, 2006 was $269 (2005 - $264). The impact of potential dilution from these plans is reflected in the Company’s diluted earnings per share (see note 9).

11.
CONTINGENCIES - In the normal course of operations, the Company is subject to routine claims and litigation incidental to its business. Litigation currently pending or threatened against the Company includes disputes with former employees and commercial liability claims related to services provided by the Company. The Company believes resolution of such proceedings, combined with amounts set aside, will not have a material impact on the Company’s financial condition or the results of operations.

12.
SEGMENTED INFORMATION - The Company has four reportable operating segments. The segments are grouped with reference to the nature of services provided and the types of clients that use those services. The Company assesses each segment’s performance based on operating earnings. Commercial Real Estate Services provides brokerage, property management, mortgage and advisory services to clients in North America, Australia and several other countries. Residential Property Management provides property management, maintenance, landscaping and other ancillary services to residential community associations in the United States. Integrated Security Services provides security systems installation, maintenance, monitoring and security officers to primarily commercial customers in Canada and the United States. Property Improvement Services provides franchised and Company-owned property services to customers in the United States and Canada. Corporate includes the costs of operating the Company’s corporate head office.

OPERATING SEGMENTS
	Commercial Real Estate Services	Residential Property Management	Property Improvement Services	Integrated Security Services	Corporate	Consolidated
Three months ended September 30
2006
Revenues	$142,402	$110,383	$44,032	$41,795	$69	$338,681
Operating earnings	4,158	10,376	12,415	1,419	(3,495)	24,873

2005
Revenues	$103,948	$91,959	$40,534	$35,873	$6	$272,320
Operating earnings	6,330	8,059	11,894	1,100	(2,953)	24,430

Six months ended September 30
2006
Revenues	$280,288	$214,349	$85,693	$83,710	$145	$664,185
Operating earnings	16,722	20,107	22,461	2,839	(6,905)	55,224

2005
Revenues	$203,252	$176,040	$75,756	$68,374	$114	$523,536
Operating earnings	16,487	15,392	20,600	2,178	(5,324)	49,333

GEOGRAPHIC INFORMATION
	United States	Canada	Other	Consolidated
Three months ended September 30
2006
Revenues	$242,371	$48,290	$48,020	$338,681
Total long-lived assets	253,431	81,782	40,549	375,762

2005
Revenues	$184,712	$50,497	$37,111	$272,320
Total long-lived assets	256,376	85,202	22,668	364,246

Six months ended September 30
2006
Revenues	$438,390	$135,977	$89,818	$664,185

2005
Revenues	$324,395	$122,646	$76,495	$523,536

13.
RECENTLY ISSUED ACCOUNTING STANDARDS - In June 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109 (“FIN 48”). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on accounting for derecognition, interest, penalties, accounting in interim periods, disclosure and classification of matters related to uncertainty in income taxes as well as transitional requirements upon adoption of FIN 48. The provisions of FIN 48 are effective for the Company’s fiscal year commencing on April 1, 2007. The Company is currently evaluating the impact of the adoption of FIN 48 on its financial position and results of operations.

In September 2006, the Securities and Exchange Commission (“SEC”) staff issued Staff Accounting Bulletin No. 108 Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (“SAB 108”). SAB 108 was issued in order to eliminate the diversity of practice surrounding how public companies quantify financial statement misstatements. Traditionally, the impacts of misstatements were evaluated under either an earnings-based approach or a balance sheet-based approach.

In SAB 108, the SEC staff established an approach that requires quantification of financial statement misstatements based on the effects of the misstatements on each of the Company’s financial statements and the related financial statement disclosures. This model is commonly referred to as a “dual approach” because it requires quantification of errors under both an earnings-based approach and a balance sheet-based approach.

The Company will initially adopt the provisions of SAB 108 in connection with the annual financial statements for the year ending March 31, 2007. The Company is currently evaluating the impact of the adoption of SAB 108 on its financial position and results of operations.

14.
SUBSEQUENT EVENT - After the close of the markets on October 31, 2006, the Minister of Finance (Canada) announced changes in the taxation of publicly traded income trusts. These changes resulted in a sudden decline in the market valuations of many income trusts, including the value of the Company’s 7.3% interest in Resolve Business Outsourcing Income Fund. The Company expects to determine whether the decline in fair value is other-than-temporary during the quarter ended December 31, 2006.

FIRSTSERVICE CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(in US Dollars)
November 8, 2006

Consolidated review

Operating results for the three and six month periods ended September 30, 2006, relative to the same period a year ago were up significantly, with higher revenues, operating earnings and net earnings from continuing operations generated through a combination of internal and acquired growth.

On March 17, 2006, just prior to our March 31, 2006 fiscal yearend, we disposed of our Business Services segment, operating as Resolve Corporation (“Resolve”). We continue to hold a 7.3% interest in the Resolve Business Outsourcing Income Fund (“RBO Fund”).

During the six months ended September 30, 2006 we completed nine acquisitions. The two most significant acquisitions were in the Commercial Real Estate Services segment, where we added Cohen Financial, a mortgage loan origination and servicing operation based in Chicago and PRDnationwide, a commercial and residential real estate services firm headquartered in Brisbane, Australia. The other acquisitions were completed in the Property Improvement Services and Residential Property Management segments. The aggregate consideration for these acquisitions was $37.7 million.

On October 31, 2006, we announced the acquisition of Service America, a Fort Lauderdale, Florida based provider of maintenance and repairs to residential heating, ventilation, air conditioning and appliance customers. The purchase price was $9.0 million plus an additional $2.9 million contingently payable dependent on post-acquisition earnings.

On October 31, 2006, we updated our financial outlook for fiscal 2007 to reflect the operating results achieved in the first half of the fiscal year, current operating conditions in our markets as well as the acquisition of Service America. The updated outlook is for revenues for $1.225 to $1.3 billion, EBITDA (see “Reconciliation of non-GAAP measures” below) of $107.5 to $115.5 million and adjusted diluted earnings per share from continuing operations (see “Reconciliation of non-GAAP measures” below) of $1.23 to $1.31. The adjustment relates to amortization of short-lived brokerage backlog intangible assets acquired upon recent Commercial Real Estate Services acquisitions, and represents approximately $0.12 per diluted share. Accordingly, the outlook for diluted earnings per share from continuing operations is $1.11 to $1.19. The previous outlook was issued on August 1, 2006 with the following ranges: revenues $1.2 to $1.275 billion, EBITDA of $105 to $114 million and adjusted diluted earnings per share from continuing operations of $1.20 to $1.30.

After the close of the markets on October 31, 2006, the Minister of Finance (Canada) announced changes in the taxation of publicly traded income trusts. These changes resulted in a sudden decline in the market valuations of many income trusts, including the value of our interest in RBO Fund. The Company expects to determine whether the decline in fair value is other-than-temporary during the quarter ended December 31, 2006. The above outlook does not include the impact of any potential write down of our investment in RBO Fund.

Results of operations - three months ended September 30, 2006 and 2005

Revenues for our second quarter of fiscal 2007 were $338.7 million, 24% higher than the prior year quarter. Internal growth was 9%, while acquisitions and changes in foreign exchange rates contributed 14% and 1%, respectively. Our Commercial Real Estate Services unit accounted for most of the acquisition revenue growth. All four operating segments contributed to internal growth.

Second quarter EBITDA was $32.1 million versus $28.7 million reported in the prior year quarter. Our EBITDA margin was 9.5% of revenues versus 10.5% of revenues in the prior year quarter, while our operating earnings margin was 7.3% versus 9.0% in the prior year quarter. The overall decline in margins was primarily attributable to the Commercial Real Estate services operations, as discussed below. Operating earnings for the quarter were $24.9 million, up from $24.4 million in the prior year period. Adjusted for the impact of backlog amortization, operating earnings were $26.9 million and $24.9 million, respectively. The increase in operating earnings, aside from the effect of backlog amortization, was primarily driven by Residential Property Management.

Net interest expense was $2.6 million versus $2.7 million recorded in the prior year quarter. The average interest rate on debt during the quarter was 6.8%, approximately 60 basis points higher than the prior year’s quarter. The increase in rate occurred upon the cancellation of floating-rate interest rate swaps during the past twelve months as we elected to fix the rate of interest on substantially all of our outstanding debt. Net indebtedness at the end of the quarter was $49.0 million lower than one year ago as a result of proceeds received by the Company on the Resolve sale offset by acquisition spending during the past twelve months.

The consolidated income tax rate was approximately 33% of earnings before income taxes and minority interest, similar to the 32% rate in the prior year’s quarter. The tax rates of both quarters were impacted by efficiencies generated from the cross-border tax structure we implemented in fiscal 2000.

Net earnings from continuing operations for the quarter were $12.0 million, up 7% versus $11.2 million in the prior year quarter. Adjusting for the impact of backlog amortization, net earnings from continuing operations were $13.1 million, up 13%. The increase was primarily attributable to strong quarterly results in the Residential Property Management segment.

Earnings per share (“EPS”) and diluted EPS were impacted by higher net earnings, dilution from stock options granted to employees of subsidiaries, particularly Commercial Real Estate Services, and a reduction in the number of FirstService shares outstanding. The numerator of the diluted EPS calculation is reduced for the dilutive effect of stock options granted to employees of subsidiaries. As the fair value of subsidiary shares increases, the dilution increases. The weighted average number of FirstService shares outstanding declined 1.4% to 29.8 million as a result of share repurchases completed during the past twelve months that exceeded the number of shares issued upon stock option exercises. Diluted FirstService shares outstanding decreased 2.5% to 30.3 million as a result of a reduction in the number of stock options outstanding due to exercises and reduced grant activity.

The Commercial Real Estate Services segment generated $142.4 million of revenues and $7.9 million of EBITDA during the second quarter. Revenue growth was 37%, comprised of acquisitions 32%, internal growth of 3% and foreign exchange of 2%. The two acquisitions completed during the first quarter together with an acquisition completed in November 2005 represented the acquired revenue growth. Internal growth was the result of strong brokerage activity in Australia and Central Europe. The EBITDA margin was 5.6% relative to 7.4% during the year-ago period. Margins in the current period were impacted by costs to expand and relocate several offices in the western United States as well as additional management resources to support future growth.

Our Residential Property Management segment reported revenues of $110.4 million for the quarter, up 20% versus the prior year quarter. Internal growth was 19% and an additional 1% of growth came from acquisitions completed during the last twelve months. Internal growth was generated from property management contract wins in the Florida, New York, New Jersey and Washington, D.C. markets. Residential Property Management EBITDA was $11.9 million relative to $9.4 million in the prior year quarter and margins increased to 10.8% from 10.2%. The increase in margin was the result of operating leverage.

Property Improvement revenues were $44.0 million, an increase of 9% over the prior year period. Internal growth was 5%, while acquisitions and foreign exchange accounted for 3% and 1%, respectively. Internal revenue growth was led by Certa Pro Painters, while acquisition growth was attributable to two recent California Closet “branchise” additions and the Handyman Connection franchise system acquired in July 2006. EBITDA was $13.5 million, up from $12.8 million in the prior year period, at a margin of 30.7% versus 31.5% last year.

The second quarter revenues of our Integrated Security Services segment were $41.8 million. Revenue growth was 17%, but after adjusting for changes in foreign exchange rates was 12%. The majority of the revenue growth was attributable to increased installation activity in the US operations. Integrated Security Services EBITDA was $2.1 million versus $1.8 million reported one year ago, and margins improved slightly to 5.0% versus 4.9% one year ago.

Corporate expenses for the second quarter totaled $3.4 million, an increase of $0.5 million versus the prior year period. The increase was primarily attributable to foreign exchange as most corporate operating expenses are denominated in Canadian dollars.

Results of operations - six months ended September 30, 2006 and 2005

Revenues for the first half of fiscal 2007 were $664.2 million, 27% higher than the prior year period. Internal growth was 13%, while acquisitions and changes in foreign exchange rates contributed 13% and 1%, respectively. Our Commercial Real Estate Services unit accounted for most of the acquisition revenue growth. All four operating segments contributed to internal growth.

Six month EBITDA was $69.3 million versus $58.0 million reported in the prior year period. Our EBITDA margin was 10.4% of revenues versus 11.1% of revenues in the prior year period, while our operating earnings margin was 8.3% versus 9.4% in the prior year period. The overall decline in margins was attributable to the Commercial Real Estate Services and Corporate segments, as discussed below. Operating earnings for the six months were $55.2 million, up from $49.3 million in the prior year period. Adjusted for the impact of backlog amortization, operating earnings were $59.4 million and $50.5 million, respectively. The increase in operating earnings, aside from the effect of backlog amortization, was primarily driven by Residential Property Management.

Net interest expense was $5.3 million versus $6.0 million recorded in the prior year period. The average interest rate on debt during the six months was 7.0%, approximately 50 basis points higher than the prior year period. The increase in rate occurred upon the cancellation of floating-rate interest rate swaps during the past twelve months as we elected to fix the rate of interest on substantially all of our outstanding debt.

The consolidated income tax rate for the six months was approximately 34% of earnings before income taxes and minority interest relative to the 32% rate in the prior year period. The tax rates of both periods were impacted by efficiencies generated from the cross-border tax structure we implemented in fiscal 2000. The current period’s rate also reflects a taxable gain on foreign exchange related to a debt repayment that was realized during the period.

Net earnings from continuing operations for the six months were $26.1 million, up 18% versus $22.2 million in the prior year period. Adjusting for the impact of backlog amortization, net earnings from continuing operations were $28.3 million, up 24%. The increase was primarily attributable to strong year to date results in the Residential Property Management segment.

On April 1, 2006, the Company recorded a $1.4 million after-tax charge to recognize the cumulative effect of a change in accounting principle with respect to the adoption of SFAS No. 123(R), Share Based Payment (“SFAS 123R”). Upon the adoption of SFAS 123R, the Company changed its approach to accounting for stock options issued by subsidiaries of the Company to subsidiary employees, where the employees have the ability to elect to receive cash payments upon exercise. Previously, these options were recorded as liabilities at their intrinsic value. Under SFAS 123R, these options are classified as liability-classed awards with the fair value of the option, as determined using generally accepted stock option valuation methods, recorded as liabilities. Also upon the adoption of SFAS 123R, the Company changed its method of measuring and recognizing compensation expense on share-based awards from recognizing forfeitures as incurred to estimating forfeitures at the date of grant.

EPS and diluted EPS were impacted by higher net earnings, dilution from stock options granted to employees of subsidiaries, particularly Commercial Real Estate Services, and a reduction in the number of FirstService shares outstanding. The numerator of the diluted EPS calculation is reduced for the dilutive effect of stock options granted to employees of subsidiaries. As the fair value of subsidiary shares increases, the dilution increases. The weighted average number of FirstService shares outstanding declined 1.0% to 29.9 million as a result of share repurchases completed during the past twelve months that exceeded the number of shares issued upon stock option exercises. Diluted FirstService shares outstanding decreased 1.9% to 30.4 million as a result of a reduction in the number of stock options outstanding due to exercises and reduced grant activity.

The Commercial Real Estate Services segment generated $280.3 million of revenues and $24.0 million of EBITDA during the six month period. Revenue growth was 38%, comprised of acquisitions 29%, internal growth of 7% and foreign exchange of 2%. The two acquisitions completed during the first quarter together with an acquisition completed in November 2005 represented the acquired revenue growth. Internal growth was generated in all global regions and in all service lines. The EBITDA margin was 8.6% relative to 9.6% during the year-ago period. Margins in the current period were impacted by costs to relocate and expand several offices.

Our Residential Property Management segment reported revenues of $214.3 million for the period, up 22% versus the prior year period. Internal growth was 21% and an additional 1% of growth came from acquisitions completed during the last twelve months. Internal growth was generated from property management contract wins in several markets. Residential Property Management EBITDA was $23.2 million relative to $18.0 million in the prior year period and margins increased to 10.8% from 10.2%. The increase in margin was primarily the result of operating leverage.

Property Improvement revenues were $85.7 million, an increase of 13% over the prior year period. Internal growth was 9%, while acquisitions and foreign exchange accounted for 3% and 1%, respectively. Internal revenue growth was led by College Pro Painters and Certa Pro Painters, while acquisition growth was attributable to two recent California Closet “branchise” additions and the Handyman Connection franchise system acquired in July 2006. EBITDA was $24.7 million, up from $22.3 million in the prior year period, at a margin of 28.8% versus 29.5% last year.

The six month revenues of our Integrated Security Services segment were $83.7 million. Revenue growth was 22%, but after adjusting for changes in foreign exchange rates was 17%. The majority of the revenue growth was attributable to increased installation activity in the US operations. Integrated Security Services EBITDA was $4.2 million versus $3.5 million reported one year ago, and margins of 5.0% versus 5.1% one year ago.

Corporate expenses for the six months totaled $6.8 million, an increase of $1.5 million versus the prior year period. The increase was attributable higher staffing levels to support compliance with securities regulations on controls over financial reporting as well as foreign exchange because most corporate operating expenses are denominated in Canadian dollars.

Seasonality and quarterly fluctuations

Certain segments of our operations are subject to seasonal variations. The demand for exterior painting (Property Improvement Services segment) and swimming pool management in the northeastern United States and Canada (Residential Property Management segment) is highest during late spring, summer and early fall and very low during winter. These operations generate most of their annual revenues and earnings between April and September and comprise approximately 9% of consolidated annual revenues.

The Commercial Real Estate Services operation generates peak brokerage revenues and earnings in the month of December followed by a low in January and February as a result of the timing of closings on commercial real estate brokerage transactions. Brokerage revenues and earnings during the balance of the year have historically been relatively even, however historical patterns are not necessarily indicative of future results. These brokerage operations comprise approximately 30% of consolidated annual revenues.

The seasonality of these service lines results in variations in quarterly revenues and operating margins. Variations can also be caused by acquisitions, which alter the consolidated service mix.

Summary of quarterly results (unaudited)

(in thousands of US$, except per share amounts)	Q1	Q2	Q3	Q4

FISCAL 2007
Revenues	$325,504	$338,681
Operating earnings	30,351	24,873
Net earnings	12,780	11,973
Net earnings per share:
Basic	0.43	$0.40
Diluted	0.39	0.38

FISCAL 2006
Revenues	$251,216	$272,320	$296,651	$247,947
Operating earnings	24,903	24,430	12,930	2,963
Net earnings from continuing operations	10,964	11,228	5,371	471
Net earnings per share from continuing operations:
Basic	0.36	0.37	0.18	0.02
Diluted	0.34	0.35	0.17	0.01
Net earnings (loss) from discontinued operations	156	2,564	2,782	35,961
Net earnings	11,120	13,792	8,153	36,432
Net earnings per share:
Basic	0.37	0.46	0.27	1.21
Diluted	0.35	0.44	0.26	1.18

FISCAL 2005
Revenues			$176,926	$200,110
Operating earnings			10,344	(2,838)
Net earnings from continuing operations			3,266	(2,874)
Net earnings (loss) per share from continuing operations
Basic			0.11	(0.10)
Diluted			0.11	(0.11)
Net earnings (loss) from discontinued operations			1,676	2,219
Net earnings			4,942	(655)
Net earnings per share:
Basic			0.17	(0.02)
Diluted			0.16	(0.04)

OTHER DATA
EBITDA - Fiscal 2007	$37,267	$32,069
EBITDA - Fiscal 2006	29,343	28,679	$20,663	$10,119
EBITDA - Fiscal 2005			18,364	5,337

Reconciliation of non-GAAP measures

We define EBITDA as net earnings before extraordinary items, discontinued operations, minority interest share of earnings, income taxes, interest, depreciation and amortization. We use EBITDA to evaluate operating performance and as a measure for debt covenants with our lenders. EBITDA is an integral part of our planning and reporting systems. We use multiples of current and projected EBITDA in conjunction with discounted cash flow models to determine our overall enterprise valuation and to evaluate acquisition targets. We believe EBITDA is a reasonable measure of operating performance because of the low capital intensity of our service operations. We also believe EBITDA is a financial metric used by many investors to compare companies, especially in the services industry, on the basis of operating results and the ability to incur and service debt. EBITDA is not a recognized measure of financial performance generally accepted accounting principles (“GAAP”) in the United States, and should not be considered as a substitute for operating earnings, net earnings from continuing operations or cash flows from operating activities, as determined in accordance with GAAP. Our method of calculating EBITDA may differ from other issuers and accordingly, EBITDA may not be comparable to measures used by other issuers. A reconciliation of EBITDA to net earnings from continuing operations appears below.

(in thousands of US$)	Three months ended September 30		Six months ended September 30
	2006	2005	2006	2005
EBITDA	$32,069	$28,679	$69,336	$58,022
Depreciation and amortization	7,196	4,249	14,112	8,689
Operating earnings	24,873	24,430	55,224	49,333
Other income, net	(228)	(513)	(2,383)	(1,187)
Interest expense	2,571	2,749	5,307	5,992
Income taxes	7,479	7,352	17,708	14,388
Minority interest	3,078	3,614	8,486	7,948
Net earnings from continuing operations	$11,973	$11,228	$26,106	$22,192

We are presenting adjusted earnings measures to eliminate the impact of amortization of short-lived brokerage backlog intangible assets recognized upon recent Commercial Real Estate Services acquisitions. The brokerage backlog intangible asset represents the fair value of the pipeline of pending commercial real estate brokerage transactions that existed at the acquisition date. The adjusted earnings measures are not recognized measures of financial performance under GAAP and should not be considered as a substitute for operating earnings, net earnings from continuing operations or cash flows from operating activities, as determined in accordance with GAAP. The following tables provide a reconciliation of the adjusted measures:

(in thousands of US$, except per share amounts)	Three months ended September 30		Six months ended September 30
	2006	2005	2006	2005
Adjusted operating earnings	$26,949	$24,919	$59,374	$50,491
Amortization of brokerage backlog	(2,076)	(489)	(4,150)	(1,158)
Operating earnings	$24,873	$24,430	$55,224	$49,333

Adjusted net earnings from continuing operations	$13,055	$11,541	$28,335	$22,933
Amortization of brokerage backlog	(2,076)	(489)	(4,150)	(1,158)
Deferred income taxes	774	176	1,495	417
Minority interest	220	-	426	-
Net earnings from continuing operations	$11,973	$11,228	$26,106	$22,192

Adjusted diluted net earnings per share from continuing operations	$0.42	$0.36	$0.89	$0.71
Amortization of brokerage backlog, net of deferred income taxes	(0.04)	(0.01)	(0.08)	(0.02)
Diluted net earnings per share from continuing operations	$0.38	$0.35	$0.81	$0.69

Liquidity and capital resources

Net cash generated by operating activities for the six month period was $24.5 million, versus cash generated of $33.8 million in the prior year period. The decline was primarily the result of additional investment in receivables, particularly (i) in the recently formed mortgage origination operations within the Commercial Real Estate Services segment and (ii) the Integrated Security Services operations where several large long-term projects are underway. For the three months ended September 30, 2006, our investment in working capital declined significantly relative to the balances at the beginning of the quarter. We believe that cash from operations and other existing resources will continue to be adequate to satisfy the ongoing working capital needs of the Company.

Net indebtedness as at September 30, 2006 was $119.8 million, versus $80.7 million at March 31, 2006. Net indebtedness is calculated as the current and non-current portion of long-term debt adjusted for interest rate swaps less cash and cash equivalents. The change in indebtedness resulted from spending on acquisitions and capital expenditures. We are in compliance with the covenants within our financing agreements as at September 30, 2006 and, based on our outlook for the balance of the year, we expect to remain in compliance with these covenants. We had $104.5 million of available un-drawn credit as of September 30, 2006.

For the six months ended September 30, 2006, capital expenditures were $10.8 million. Significant purchases included $3.5 million in leasehold improvements and office furniture to refurbish and expand Commercial Real Estate Services offices. Capital expenditures for the year are expected to be approximately $20 million.

In relation to acquisitions completed during the past three years, we have outstanding contingent consideration totaling $9.0 million as at September 30, 2006 ($8.6 million as at March 31, 2006). The amount of the contingent consideration is not recorded as a liability unless the outcome of the contingency is determined to be beyond a reasonable doubt. The contingent consideration is based on achieving specified earnings levels, and is issued or issuable at the end of the contingency period. When the contingencies are resolved and additional consideration is distributable, we will record the fair value of the additional consideration as additional costs of the acquired businesses.

In those operations where managers, employees or brokers are also minority owners, the Company is party to shareholders’ agreements or similar arrangements. These agreements allow us to “call” the minority position for a predetermined formula price, which is usually equal to the multiple of trailing two-year average EBITDA underlying the purchase price paid by the Company for the original acquisition, less debt. Minority owners may also “put” their interest to the Company at the same price, with certain limitations. The total value of the minority shareholders’ interests, as calculated in accordance with shareholders’ agreements or similar arrangements, was approximately $101 million at September 30, 2006 (March 31, 2006 - $79 million). The purchase prices of the minority interests may be satisfied with any combination of cash and/or Subordinate Voting Shares and, if paid with cash, could materially increase net earnings by eliminating minority interest expense and increasing interest expense.

The following table summarizes our contractual obligations as at September 30, 2006:

Contractual obligations	Payments due by period
(in thousands of US$)	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Long-term debt	$231,547	$19,554	$32,885	$28,572	$150,536
Capital lease obligations	5,160	1,353	3,807	-	-
Operating leases	133,567	29,268	46,221	35,656	22,422
Unconditional purchase obligations	-	-	-	-	-
Other long-term obligations	-	-	-	-	-

Total contractual obligations	$370,274	$50,175	$82,913	$64,228	$172,958

At September 30, 2006, we had commercial commitments totaling $5.5 million comprised of letters of credit outstanding due to expire within one year.

Off-balance sheet arrangements

The Company does not have any material off-balance sheet arrangements other than those disclosed in notes 12, 16 and 17 to the March 31, 2006 annual audited consolidated financial statements and notes 8 and 11 to the September 30, 2006 unaudited interim consolidated financial statements.

Transactions with related parties

During the six month period, we paid rent to entities controlled by minority shareholders of subsidiaries of the Company. The business purpose of these transactions was to rent office and warehouse space. The amount of the transactions was $0.4 million (2005 - $0.6 million), and they were completed at market rates.

The ongoing operating lease commitments associated with these transactions are included in the contractual obligations table above.

Critical accounting policies and estimates

There has been no change in our critical accounting policies and estimates from those described in our annual report dated March 31, 2006.

Recently issued accounting standards
In June 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109 (“FIN 48”). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on accounting for derecognition, interest, penalties, accounting in interim periods, disclosure and classification of matters related to uncertainty in income taxes as well as transitional requirements upon adoption of FIN 48. The provisions of FIN 48 are effective for the Company’s fiscal year commencing on April 1, 2007. The Company is currently evaluating the impact of the adoption of FIN 48 on its financial position and results of operations.

In September 2006, the Securities and Exchange Commission (“SEC”) staff issued Staff Accounting Bulletin No. 108 Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (“SAB 108”). SAB 108 was issued in order to eliminate the diversity of practice surrounding how public companies quantify financial statement misstatements. Traditionally, the impacts of misstatements were evaluated under either an earnings-based approach or a balance sheet-based approach.

In SAB 108, the SEC staff established an approach that requires quantification of financial statement misstatements based on the effects of the misstatements on each of the Company’s financial statements and the related financial statement disclosures. This model is commonly referred to as a “dual approach” because it requires quantification of errors under both an earnings-based approach and a balance sheet-based approach.

The Company will initially adopt the provisions of SAB 108 in connection with the annual financial statements for the year ending March 31, 2007. The Company is currently evaluating the impact of the adoption of SAB 108 on its financial position and results of operations.

Financial instruments

We use financial instruments as part of our strategy to manage the risk associated with interest rates and currency exchange rates. We do not use financial instruments for trading or speculative purposes.

As at September 30, 2006, the Company had interest rate swaps to convert $16.7 million of fixed-rate mortgage loans receivable to floating rates. As of September 30, 2006, the fair value of these swaps was a loss of $3.7 million (March 31, 2006 - gain of $0.1 million). During the six months ended September 30, 2006, this interest rate hedge was considered highly effective, and the net impact on earnings was nil.

Outstanding share data

The authorized capital of the Company consists of an unlimited number of preference shares, issuable in series, an unlimited number of Subordinate Voting Shares and an unlimited number of Multiple Voting Shares. The holders of Subordinate Voting Shares are entitled to one vote in respect of each Subordinate Voting Share held at all meetings of the shareholders of the Company. The holders of Multiple Voting Shares are entitled to twenty votes in respect of each Multiple Voting Share held at all meetings of the shareholders of the Company.

During the period from May 25, 2006 to June 7, 2006 the Company purchased 317,200 Subordinate Voting Shares for cancellation through the facilities of the Toronto Stock Exchange and the NASDAQ National Market at an average cost of $24.55 per share pursuant to a normal course issuer bid. The repurchases represented approximately 1.1% of the total shares outstanding prior to the repurchases and were funded from cash on hand.

As of the date hereof, the Company has outstanding 28,554,894 Subordinate Voting Shares, 1,325,694 Multiple Voting Shares and no preference shares. In addition, as at the date hereof, 1,579,350 Subordinate Voting Shares are issuable upon exercise of options granted under the Company’s stock option plan.

Forward-looking statements

This interim report contains certain forward-looking statements. Such forward-looking statements involve known and unknown risks and uncertainties and include, but are not limited to, statements regarding future events and our plans, goals and objectives. Such statements are generally accompanied by words such as “anticipate”, “believe”, “estimate”, “expect”, “intend”, “may”, “project”, “will” or similar words and phrases. Our actual results may differ materially from such statements. Factors that could result in such differences, among others, are:

•	Economic conditions, especially as they relate to consumer spending.
•	Commercial real estate property values, vacancy rates, and general conditions of financial liquidity for real estate transactions.
•	Extreme weather conditions impacting demand for our services or our ability to perform those services.
•	Political conditions, including any outbreak or escalation of terrorism or hostilities and the impact thereof on our business.
•	Competition in the markets served by the Company.
•	Labor shortages or increases in wage and benefit costs.
•	The effects of changes in interest rates on our cost of borrowing and demand for mortgages.
•	Unexpected increases in operating costs, such as insurance, workers’ compensation, health care and fuel prices.
•	Changes in the frequency or severity of insurance incidents relative to our historical experience.
•	The effects of changes in foreign currency exchange rates in relation to the US dollar.
•	Our ability to make acquisitions at reasonable prices and successfully integrate acquired operations.
•	Changes in government policies at the federal, state/provincial or local level that may adversely impact our businesses.

Although we believe that the assumptions underlying our forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in such forward-looking statements will be realized. The inclusion of such forward-looking statements should not be regarded as a representation by the Company or any other person that the future events, plans or expectations contemplated by the Company will be achieved. We note that past performance in operations and share price are not necessarily predictive of future performance.

Additional information

Additional information regarding the Company, including our Annual Information Form, is available on SEDAR at www.sedar.com.